Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated August 8, 2008 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On August 8, 2008, the Company filed its Report on Form 10-Q for the quarter ended June 30, 2008. The 10-Q Report includes consolidated financial statements for the three and six months ended June 30, 2008.
          During the first quarter of 2008, we changed our management reporting structure and the manner in which we report our financial results internally, including the integration of 2007 Acquisitions (defined below) for reporting purposes. These changes resulted in a change in our reportable segments. As a result of these changes, we now have two reportable business segments: (1) Distribution, and (2) OEM. Prior period amounts have been recast. The Distribution segment serves our customers in distribution businesses, who are resellers of our products, while our OEM segment serves our OEM customers, who generally purchase more tailored products from us which are used as inputs into sub-assemblies of manufactured finished goods.
          Our products contain copper and other raw materials, including petroleum-based compounds. Prices for such raw materials can be volatile and affect our net sales and profitability. Prices for copper, the primary material component in most of our products, have an established history of volatility, and in 2008 we have experienced higher volatility and inflationary increases in other raw material costs, as well. The daily selling price of copper cathode on the COMEX averaged $3.80 per pound during the three months ended June 30, 2008, an increase of 9.8% from the three months ended June 30, 2007. For the first half of 2008, copper cathode on the COMEX averaged $3.67 per pound, an increase of 18.8% over the same period in 2007. The average copper price on the COMEX was $3.76 per pound for July 2008. We purchase our copper at prevailing market prices. Through multiple pricing strategies, we generally attempt to pass along changes in the price of copper and other raw materials to our customers. Our ability to pass along copper price increases is greater when copper prices increase quickly and significantly. Gradual price increases may be more difficult to pass on to our customers and may affect our short-term profitability. Conversely, the prices of our products tend to fall more quickly in the event the price of copper drops significantly over a relatively short period of time and more slowly in the event of more gradual decreases in the price of copper. In addition to inflationary cost pressures stemming from increased prices for our material inputs and fuel, our profitability and strategies in setting prices are also affected by the type of product involved, competitive conditions, including underutilized manufacturing capacity in our industry, and particular customer arrangements.
          We have experienced softening demand reflecting general market uncertainty prevalent during the first half of 2008, which we believe has resulted in increased price competition within the wire and cable industry despite the above-noted increases in the cost of raw materials. We believe these factors are likely to continue during the second half of 2008. As discussed in the OEM financial operations review section below, we are adjusting our pricing and rationalizing our customer base within our OEM segment to mitigate the impact of increased raw material costs on our profitability. We recognize we may lose future OEM sales as a result. Looking at the second half of 2008, we believe projected cost savings from the integration of our 2007 Acquisitions may help partially mitigate the negative impact of current economic conditions and rising material and freight costs.
Acquisitions
     We made two acquisitions during 2007 (the “2007 Acquisitions”) which have significantly increased our scale and presented us with what we believe are a number of strategic benefits.

Copperfield, LLC
     On April 2, 2007, we acquired 100% of the outstanding equity interests of Copperfield, LLC (“Copperfield”) for $215.4 million, including acquisition-related costs and working capital adjustments. At the time of our acquisition, Copperfield was one of the largest privately-owned manufacturers and suppliers of electrical wire and cable products in the U.S., with annual sales in excess of $500 million.
Woods Industries, Inc.
     On November 30, 2007, we acquired the electrical products business of Katy Industries, Inc., which operated in the U.S. as Woods Industries, Inc. (“Woods U.S.”) and in Canada as Woods Industries (Canada) Inc. (“Woods Canada”), collectively referred to herein as Woods (“Woods”). The principal business of Woods was the design and distribution of consumer electrical cord products, sold principally to national home improvement, mass merchant, hardware and other retailers. We purchased certain assets of Woods U.S. and all the stock of Woods Canada for $53.8 million, including acquisition-related costs and working capital adjustments.
Restructuring and Integration of 2007 Acquisitions
     We recorded restructuring charges of $2.8 million and $3.0 million during the second quarter and first half of 2008, respectively, primarily in connection with the integration of our 2007 Acquisitions. Total restructuring charges recorded during the first half of 2008 included approximately $2.0 million in equipment relocation costs, approximately $0.9 million in other exit costs, and $0.1 million in employee severance and relocation. During the second quarter, we made significant progress on our previously announced plan to consolidate three of our distribution facilities (located in Indianapolis, Indiana; Gurnee, Illinois; and Waukegan, Illinois) into a single facility in Pleasant Prairie, Wisconsin. We opened the Pleasant Prairie facility in April 2008 and also closed both the Gurnee and Indianapolis facilities during the second quarter. We expect to complete the consolidation of our Waukegan distribution activities into Pleasant Prairie by the end of 2008. The new 500,000 square foot leased distribution center in Pleasant Prairie is designed to meet the growing demands of our business and should allow for greater efficiency and reduced costs in conducting our distribution operations. We believe the new facility establishes a platform for continuing our track record of providing superior logistics, delivery, and customer service. In addition, during the second quarter of 2008, we also closed and consolidated the corporate facility and functions related to Woods U.S., and continued the execution of our integration strategy for a number of the manufacturing and distribution facilities we acquired as part of the Copperfield acquisition in 2007. This plan includes the closure and consolidation of Copperfield manufacturing and distribution facilities located in Avilla, Indiana; Nogales, Arizona; and El Paso, Texas, primarily into operations at one modern new facility in El Paso, Texas. During the second quarter, we ceased manufacturing operations at the Avilla, Indiana and Nogales, Arizona facilities, with the production from these facilities moving to our facilities in Bremen, Indiana and El Paso, Texas. The building and property associated with the now-closed Avilla facility is owned and has been classified as an asset held for sale in the accompanying condensed consolidated balance sheet at June 30, 2008.
     In addition to those exit costs classified as restructuring charges within our condensed consolidated income statements for the three and six months ended June 30, 2008, we have also incurred costs associated with certain exit activities conducted relative to facilities and other resources acquired as part of our 2007 Acquisitions, with such costs being reflected as a component of purchase accounting for these acquisitions. These amounts are detailed in Note 4 to our condensed consolidated financial statements included herein.
     We expect to incur between $4.0 million and $6.0 million in restructuring charges in 2008 for such activities. The ultimate amount of cash expended relative to such efforts is dependent on various factors including the timing of the sale of owned properties and the amount of proceeds received. We expect the majority of these integration activities to be completed by the end of 2008, with the expectation that the changes will result in annual cash savings of approximately $3.0 million in 2009 and subsequent years.
Consolidated Results of Operations
     The following table sets forth, for the periods indicated, our consolidated results of operations and related data in thousands of dollars and as a percentage of net sales. The results for 2008 reflect the impact of our above-noted 2007 Acquisitions, whereas the results for the first half of 2007 do not include the entire impact of the 2007 Acquisitions, which occurred subsequent to the first quarter of 2007. As noted above, Copperfield was acquired April 2, 2007, and Woods was acquired November 30, 2007. Accordingly, results from these acquisitions have been included in our condensed consolidated results subsequent to their respective acquisition dates.

	Three Months Ended June 30,				Six Months Ended June 30,
	2008		2007		2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%
	(In thousands)
Net sales	$267,578	100.0%	$247,018	100.0%	$520,062	100.0%	$356,414	100.0%
Gross profit	28,292	10.6	28,378	11.5	57,141	11.0	44,864	12.6
Selling, engineering, general and Administrative expenses	13,480	5.0	11,005	4.5	26,240	5.0	19,485	5.5
Intangible amortization expense	3,106	1.2	2,563	0.1	5,768	1.1	2,563	0.7
Restructuring charges	2,835	1.1	163	1.0	3,011	0.6	527	0.1

Operating income	8,871	3.3	14,647	5.9	22,122	4.3	22,289	6.3
Interest expense, net	7,531	2.8	8,120	3.3	15,335	2.9	11,224	3.1
Other expense, net	2	0.0	17	0.0	123	0.0	27	0.0

Income before income taxes	1,338	0.5	6,510	2.6	6,664	1.3	11,038	3.1
Income tax expense	495	0.2	2,412	1.0	2,563	0.5	4,146	1.2

Net income	$843	0.3	$4,098	1.7	$4,101	0.8	$6,892	1.9

The following is a reconciliation of net income, as determined in accordance with GAAP, to earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”).

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(In thousands)
Net income	$843	$4,098	$4,101	$6,892
Interest expense, net	7,531	8,120	15,335	11,224
Income tax expense	495	2,412	2,563	4,146
Depreciation and amortization expense	7,052	6,412	13,890	7,523

EBITDA	$15,921	$21,042	$35,889	$29,785

     EBITDA represents earnings from continuing operations before net interest, income taxes, depreciation and amortization expense. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense, intangible asset amortization and interest income can make it more difficult to identify and assess operating trends affecting our business and industry.
     Our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry.
     EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations.
     Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.
     Note that depreciation and amortization expense shown in the schedule above excludes amortization of debt issuance costs, which is included in interest expense.
The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(In thousands)
Net cash flow from operating activities	$15,842	$(28,196)	$12,310	$(13,976)
Interest expense, net	7,531	8,120	15,335	11,224
Income tax expense	495	2,412	2,563	4,146
Deferred tax provisions	(320)	1,594	(57)	1,947
Gain (loss) on sale of fixed assets	—	—	(68)	1
Stock-based compensation	(719)	(1,049)	(1,322)	(2,022)
Changes in operating assets and liabilities	(6,908)	38,161	7,128	28,465

EBITDA	$15,921	$21,042	$35,889	$29,785

Three Months Ended June 30, 2008 Compared with Three Months Ended June 30, 2007
     Net sales — Net sales for the quarter were $267.6 million compared to $247.0 million for the second quarter of 2007, an increase of $20.6 million or 8.3%. This increase in net sales primarily reflects the impact of increased copper prices for the second quarter of 2008, as compared to the same quarter last year. The daily selling price of copper cathode on the COMEX averaged $3.80 per pound during the second quarter of 2008, an increase of 9.8% from the average of $3.46 per pound for the second quarter of 2007. For the quarter, our total sales volume (measured in total pounds shipped) increased 2.5% compared to the second quarter of 2007. This increase in total sales volume was driven by a 7.6% increase in total sales volume within our Distribution segment, due primarily to the expansion of our customer base within this segment brought about by our 2007 Acquisitions, partially offset by a 4.8% decline in total sales volume within our OEM segment, primarily reflecting decreased demand from existing customers within the OEM segment.
     Gross profit — We generated $28.3 million in total gross profit for the quarter, as compared to $28.4 million in the second quarter of 2007. For the quarter, gross profit within our Distribution segment increased, but was offset by lower gross profit within our OEM segment, as further discussed in the segment-level discussions that follow. Our gross profit as a percentage of net sales (“gross profit rate”) for the second quarter of 2008 was 10.6%, as compared to 11.5% for the second quarter of 2007, with the decrease largely a function of a decline in our OEM gross profit rate, as discussed in the OEM segment review that follows.
     Selling, engineering, general and administrative (“SEG&A”) expenses — We incurred total SEG&A expense of $13.5 million for the second quarter of 2008, as compared to $11.0 million for the second quarter of 2007. The $2.5 million increase was primarily comprised of an approximate $1.0 million increase in total payroll-related expenses, largely as a function of increased head count stemming mainly from our 2007 Acquisitions, and an approximate $1.0 million increase in non-payroll general and administrative expenses which occurred across a number of corporate expense areas. The remaining $0.5 million of the $2.5 million total increase reflects higher expenses across a number of non-payroll selling and marketing expense categories as a result of increased head count stemming from our 2007 Acquisitions. Our SEG&A as a percentage of total net sales increased to 5.0% for the second quarter of 2008, as compared to 4.5% for the second quarter of 2007, reflecting the above-noted increased expenses which increased at a rate in excess of sales increases recorded for the same periods.
     Intangible amortization expense — Intangible amortization expense for the second quarter of 2008 was $3.1 million, as compared to $2.6 million for the second quarter of 2007, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. These intangible assets are amortized using an accelerated amortization method which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed, and this methodology is the reason for the above-noted increase in amortization expense.
     Restructuring charges — Restructuring charges for the three months ended June 30, 2008 were $2.8 million, as compared to $0.2 million for the second quarter of 2007. For the second quarter of 2008, these expenses were primarily incurred in connection with the above-described integration of Copperfield facilities. For the second quarter of 2007, these expenses were the result of 2006 closure of our Siler City, North Carolina facility.
     Interest expense, net — We incurred $7.5 million in net interest expense for the second quarter of 2008, as compared to $8.1 million for the three months ended June 30, 2007. The decline in net interest expense was due primarily to lower interest rates.
     Income tax expense — Income tax expense was $0.5 million for the quarter, as compared to $2.4 million for the second quarter of 2007, with the decrease primarily attributable to lower pre-tax income in the second quarter of 2008, as compared to the second quarter of 2007.

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007
     Net sales — Net sales for the six months ended June 30, 2008 were $520.1 million compared to $356.4 million for the six months ended June 30, 2007, an increase of $163.7 million or 45.9%. For the six months ended June 30, 2008, our total sales volume (measured in total pounds shipped) increased 40.3% compared to the six months ended June 30, 2007. The increases in net sales and total sales volume was primarily due to the expansion of our customer base brought about by our 2007 Acquisitions, which occurred after the first quarter in 2007. Accordingly, we do not expect the second half of 2008 will show similar increases in net sales or total sales volume as compared to the same period in 2007. In addition, our net sales also reflect the impact of increased copper prices for the six months ended June 30, 2008, as compared to the six months ended June 30, 2007. The daily selling price of copper cathode on the COMEX averaged $3.67 per pound during the six months ended June 30, 2008, an increase of 18.8% from the average of $3.09 per pound for the six months ended June 30, 2007.
     Gross profit — We generated $57.1 million in total gross profit for the six months ended June 30, 2008, as compared to $44.9 million for the six months ended June 30, 2007. This increase primarily reflects the impact of 2007 Acquisitions, partially offset by lower second quarter gross profit realized within our OEM segment in 2008, as compared to the same quarter last year, as further discussed in the segment-level discussions that follow. Our gross profit rate for the first half of 2008 was 11.0% compared to 12.6% for the first half of 2007, with the decline largely a function of a decline in our OEM segment gross profit rate, as noted above. In addition, as we have noted in previous quarters, as a result of the expansion of our customer base from the 2007 Acquisitions, we now have a significant portion of our business where our products are priced to earn a fixed dollar margin, which causes gross profit rates to compress in higher copper price environments, as was the case in the six months ended June 30, 2008. Such customers are primarily within our OEM segment.
     Selling, engineering, general and administrative (“SEG&A”) expenses — We incurred total SEG&A expense of $26.2 million for the six months ended June 30, 2008, as compared to $19.5 million for the six months ended June 30, 2007. The $6.7 million increase primarily reflects the impact of additional payroll-related expense as a result of 2007 Acquisitions, which have increased our sales and administrative headcounts. Such payroll-related expenses accounted for approximately $3.7 million of the total increase, with the remaining $3.0 million increase reflecting higher expenses across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales declined to 5.0% for the six months ended June 30, 2008, as compared to 5.5% for the six months ended June 30, 2007, reflecting the impact of increased expense leverage realized during the first quarter of 2008, as our fixed costs were spread over a higher net sales base given both increased copper prices and the impact of 2007 Acquisitions, which occurred after the first quarter of 2007. This favorable impact on our SEG&A rate was partially offset by increased expenses incurred in the second quarter of 2008, as discussed above.
     Intangible amortization expense — Intangible amortization expense for the six months ended June 30, 2008 was $5.8 million, as compared to $2.6 million for the six months ended June 30, 2007. The increase primarily reflects additional amortization expense recorded in the current year given the 2007 Acquisitions, which occurred after the first quarter of 2007.
     Restructuring charges — Restructuring charges for the six months ended June 30, 2008 were $3.0 million, as compared to $0.5 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, these expenses were primarily incurred in connection with the integration of Copperfield facilities. For the six months ended June 30, 2007, these expenses were the result of 2006 closure of our Siler City, North Carolina facility.
     Interest expense, net — We incurred $15.3 million in net interest expense for the six months ended June 30, 2008, as compared to $11.2 million for the six months ended June 30, 2007. The increase in net interest expense was due primarily to additional expense related to the 2007 Notes and increased borrowings under our Revolving Line of Credit, both due to 2007 Acquisitions, which occurred subsequent to the first quarter of 2007.
     Income tax expense — Income tax expense was $2.6 million for the six months ended June 30, 2008, as compared to $4.1 million for the six months ended June 30, 2007, with the decrease primarily attributable to lower levels of pre-tax income in 2008, as compared to 2007.

Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales. We have recast the 2007 data shown below to be reflective of our new segment presentation.

	Three Months Ended June 30,				Six Months Ended June 30,
	2008		2007		2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%
							(In thousands)
Net Sales:
Distribution	$175,875	65.7%	$155,651	63.0%	$340,500	65.5%	$257,613	72.3%
OEM	91,703	34.3	91,367	37.0	179,562	34.5	98,801	27.7

Total	$267,578	100.0%	$247,018	100.0%	$520,062	100.0%	$356,414	100.0%

Operating Income:
Distribution	$16,644	9.5%	$15,899	10.2%	$32,922	9.7%	$25,000	9.7%
OEM	729	0.8	2,737	3.0	3,464	1.9	2,708	2.7

Total segments	17,373		18,636		36,386		27,708
Corporate	(8,502)		(3,989)		(14,264)		(5,419)

Consolidated operating income	$8,871	3.3%	$14,647	5.9%	$22,122	4.3%	$22,289	6.3%

     The Company’s operating segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers. Accordingly, as products are sold across our segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each segment.
     Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, and intangible amortization. We are in process of re-assigning goodwill to our reportable segments to reflect the changes.
Three Months Ended June 30, 2008 Compared with Three Months Ended June 30, 2007
Distribution Segment
     For the quarter, net sales were $175.9 million, as compared to $155.7 million for the second quarter of 2007, an increase of $20.2 million, or 13.0%. As noted above in our discussion of consolidated results, this increase was due primarily to an increase in our customer base as a result of our 2007 Acquisitions, and increased copper prices in 2008, as compared to the same period last year, which resulted in price increases and thereby increased our total net sales. For the quarter, our total sales volume (measured in total pounds shipped) increased 7.6% compared to the second quarter of 2007. The increase in total sales volume primarily reflects the impact of the above-noted 2007 Acquisitions.
     Operating income was $16.6 million for the second quarter of 2008, as compared to $15.9 million for the second quarter of 2007, an increase of $0.7 million, primarily reflecting the above-noted impact of increased sales levels in 2008, partially offset by a decline in our operating income as a percentage of segment net sales (“segment operating income rate”). Our segment operating income rate was 9.5% for the quarter, as compared to 10.2% for the same period last year. The decreased segment operating income rate was primarily a function of increased SEG&A expenses, most notably sales and marketing payroll and payroll-related expenses, which accounted for 0.6% of the total decline in the segment operating income rate, and reflect increases stemming from our 2007 Acquisitions.
OEM Segment
     For the quarter, net sales were $91.7 million compared to $91.4 million for the second quarter of 2007, an increase of $0.3 million, or 0.3%. As noted above in our discussion of consolidated results, this increase in net sales was largely attributable to the impact of increased copper prices, partially offset by a decline in total sales volume. For the quarter, our total sales volume within our OEM segment declined 4.8%, as compared to the second quarter of 2007, largely reflecting decreased demand from our existing customers.

     Operating income was $0.7 million for the second quarter of 2008, as compared to $2.7 million for the second quarter of 2007, a decline of $2.0 million. This decline was driven by a decline in our OEM segment gross profit, which we believe reflects, in part, the impact of lower sales demand, as well as lower gross profit, which in part reflects our inability to timely pass on inflationary raw material cost increases to our customers within this segment. As noted above, given the current economic environment and lower overall demand levels, we may lose sales in future periods as we work to mitigate the impact of increased material costs on our gross profit by adjusting the prices for our products.
Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007
Distribution Segment
     For the six months ended June 30, 2008, net sales were $340.5 million, as compared to $257.6 million for the six months ended June 30, 2007, an increase of $82.9 million, or 32.2%. As noted above in our discussion of consolidated results for the six months ended June 30, 2008, this increase was due primarily to an increase in our customer base as a result of our 2007 Acquisitions which occurred subsequent to the first quarter of 2007, and increased copper prices in 2008, as compared to the same period last year, which resulted in price increases and thereby increased our total net sales. For the six months ended June 30, 2008, our total sales volume (measured in total pounds shipped) increased 23.9% compared to the first half of 2007. The increase in volume primarily reflects the impact of the above-noted 2007 Acquisitions.
     Operating income was $32.9 million for the six months ended June 30, 2008, as compared to $25.0 million for the six months ended June 30, 2007, an increase of $7.9 million, primarily reflecting the above-noted impact of increased sales levels in 2008, most notably during the first quarter.
OEM Segment
     For the six months ended June 30, 2008, net sales were $179.6 million compared to $98.8 million for the six months ended June 30, 2007, an increase of $80.8 million, or 81.8%. As noted above, this increase was due primarily to an increase in our customer base as a result of our 2007 Acquisitions that occurred in 2007 after the first quarter, and increased copper prices in 2008, as compared to the same period last year, which resulted in price increases and thereby increased our total net sales. For the six months ended June 30, 2008, our total sales volume increased 76.8% as compared to the six months ended June 30, 2007. The increase in volume primarily reflects the impact of our 2007 Acquisitions. As noted above, our total sales volume declined 4.8% for the second quarter of 2008, as compared to the second quarter of 2007.
     Operating income was $3.5 million for the six months ended June 30, 2008, as compared to $2.7 million for the six months ended June 30, 2007, an increase of $0.8 million, primarily reflecting the impact of the above-noted increased sales levels in the first quarter of 2008, partially offset by a decline in our segment gross profit rate. For the six months ended June 30, 2008, the decline in our segment gross profit rate compared to the first half of 2007 reflects, in part, the above-noted second quarter impact of inflationary raw materials cost increases, as well as a shift in sales mix that occurred during the first quarter of 2008, as compared to the same quarter of 2007. Our segment gross profit rate for the first quarter of 2008 included the impact of our 2007 Acquisitions, which occurred after the first quarter of 2007, and which resulted in us having a significant portion of our business tied to products priced to earn a fixed dollar margin, which causes gross profit rates to compress in higher copper price environments, as was the case in the first quarter and half of 2008.

Liquidity and Capital Resources
Debt
     As of June 30, 2008, we had the following long-term debt (including current portion and capital lease obligations) outstanding in thousands of dollars:

As of
June 30,
2008
Revolving credit facility	$117,780
Senior notes	242,666
Capital lease obligations	669
Other long-term debt	415

Total long-term debt, including current portion	$361,530

Revolving Credit Facility
     Our five-year Revolving Credit Facility, which expires in April 2012, is a senior secured facility that provides for aggregate borrowings of up to $200.0 million, subject to certain limitations. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity.
     Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10.0 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (1) $200.0 million or (2) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. At June 30, 2008, we had $62.8 million in remaining excess availability.
     The Revolving Credit Facility is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower of the Company or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiary.
     The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. We are also prohibited from making prepayments on the Senior Notes, except for scheduled payments required pursuant to the terms of such Senior Notes. In addition to maintaining a minimum of $10.0 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30.0 million. We maintained greater than $30.0 million of monthly excess availability during the second quarter of 2008.
     On November 1, 2007, the Revolving Credit Facility was amended to allow for our acquisition of Woods. The amendment also permitted us to make future investments in our Canadian subsidiaries in an aggregate amount, together with the investment made to acquire Woods Canada, not to exceed $25.0 million. As of June 30, 2008, we were in compliance with all of the covenants of our Revolving Credit Facility.
9.875% Senior Notes
     At June 30, 2008, we had $240.0 million in aggregate principal amount of 9.875% senior notes outstanding, all of which mature on October 1, 2012 (the “Senior Notes”). As noted above, the Senior Notes include the $120.0 million aggregate principal amount of 2007 Notes issued in connection with our acquisition of Copperfield. The 2007 Notes are governed by the same indenture (the “Indenture”) and have substantially the same terms and conditions as our $120.0 million aggregate principal of 9.875% senior notes issued in 2004 (the “2004 Notes”).

     The Indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our Revolving Credit Facility), unless our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0.
     As of June 30, 2008, we were in compliance with all of the covenants of our Senior Notes.
Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements tend to increase when we experience significant demand for products or significant raw material price increases.
     Our management assesses the future cash needs of our business by considering a number of factors, including: (1) historical earnings and cash flow performance, (2) future working capital needs, (3) current and projected debt service, (4) projected capital expenditures, and (5) our ability to borrow additional funds.
     Based on the foregoing, we believe that our operating cash flows and borrowing capacity under the Revolving Credit Facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the Revolving Credit Facility. If cash flows generated from our operations, together with borrowings under our Revolving Credit Facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations on our ability to incur debt contained in the Revolving Credit Facility and the Indenture relating to our Senior Notes could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.
     Net cash provided by operating activities for the six months ended June 30, 2008 was $12.3 million compared to net cash used by operating activities of $14.0 million for the six months ended June 30, 2007. The primary factors contributing to the increase in cash provided by operating activities for the first half of 2008 compared to the same period of 2007 were: (1) a $26.6 million increase in cash provided from inventories due to decreased quantities; and (2) a $23.0 million decrease in accounts receivable due to timing of collections, partially offset by (3) a $18.7 million decrease in cash from accounts payable due to timing of payments.
     Net cash used in investing activities for the six months ended June 30, 2008 was $9.8 million due primarily to capital expenditures.
     Net cash used in financing activities for the six months ended June 30, 2008 was $6.1 million primarily due to decreased borrowings under our Revolving Credit Facility.

Other Information
     We lease three manufacturing facilities and three vehicles from DJR Ventures, LLC in which one of our executive officers has substantial minority interest, and we paid a total of $295,000 and $302,000 to these entities for the second quarter of 2008 and 2007, respectively. For the six months ended June 30, 2008 and 2007, such payments totaled $582,000 and $302,000, respectively.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: the level of market demand for our products; competitive pressures; economic conditions in the U.S.; price fluctuations of raw materials; environmental matters; general economic conditions and changes in the demand for our products by key customers; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing and integration consolidations; changes in the cost of labor or raw materials, including PVC and fuel costs; inaccuracies in purchase agreements relating to acquisitions; failure of customers to make expected purchases, including customers of acquired companies; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus.